


SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2007
WASH. D.C.
186
SECTION

SECUF 07005999 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51447

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jefferies Partners Opportunity Fund, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

The Metro Center, One Station Place, Three North
(No. and Street)

Stamford (City) Connecticut (State) 06902-6800 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert J. Welch (203) 708-5800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) New York (State) 10154 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 3 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert J. Welch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jefferies Partners Opportunity Fund, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

Chief Financial Officer

Title



MARIANNE KELLY
NOTARY PUBLIC
MY COMMISSION EXPIRES MAY 31 2008

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


KPMG


SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2007
WASH. D.C.
186
SECTION

JEFFERIES PARTNERS OPPORTUNITY FUND, LLC

(SEC Identification No. 8-51447)

Statement of Financial Condition

December 31, 2006

(With Independent Auditors' Report Thereon)

Filed in accordance with Subparagraph (e)(3) of Rule 17a-5
as a public document



KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Members
Jefferies Partners Opportunity Fund, LLC:

We have audited the accompanying statement of financial condition of Jefferies Partners Opportunity Fund, LLC (the Fund), including the condensed schedule of investments, as of December 31, 2006 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Fund's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Jefferies Partners Opportunity Fund, LLC as of December 31, 2006 in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 23, 2007

JEFFERIES PARTNERS OPPORTUNITY FUND, LLC

Statement of Financial Condition

December 31, 2006

Assets		
Cash and cash equivalents	$	69,977,841
Receivable from affiliated brokers and dealers		33,842,159
Securities owned		168,306,226
Securities borrowed		29,350,600
Other assets		1,093,909
Total assets	$	302,570,735
Liabilities and Members' Equity		
Securities sold, not yet purchased	$	45,043,906
Payable to affiliated brokers and dealers		21,085,300
Payable to Jefferies & Company, Inc.		351,547
Accrued expenses and other liabilities		635,222
Redemptions payable		12,625,743
Total liabilities		79,741,718
Members' equity:		222,829,017
Total liabilities and members' equity	$	302,570,735

See accompanying notes to statement of financial condition.

JEFFERIES PARTNERS OPPORTUNITY FUND, LLC

Condensed Schedule of Investments

December 31, 2006

Description		Fair value	Percentage of members' equity
Securities owned:			
Corporate bonds:			
Australia – Mining	$	426,000	0.2%
Bermuda – Telecommunications		143,621	0.1
Canada:			
Engineering and construction		11,000	—
Iron and steel		1,479,846	0.6
Media		149,203	0.1
Mining		984,300	0.4
Oil and gas		1,110,760	0.5
Total Canada		3,735,109	1.6
Cayman Islands – Oil and gas		5,291	—
Great Britain:			
Oil and gas		6,000	—
Shipping		1,384,620	0.6
Telecommunications		180,077	0.1
Total Great Britain		1,570,697	0.7
Ireland – Pharmaceuticals		242,801	0.1
Luxembourg – Telecommunications		168,950	0.1
Marshall Island – Transportation		14,000	—
United States:			
Aerospace and defense		6,210	—
Agriculture		1,688,655	0.7
Auto parts and equipment		2,881,400	1.2
Beverages		18,720	—
Building materials		195,000	0.1
Entertainment		72,543	—
Environmental control		605,472	0.3
Financial services – diversified		372,458	0.2
Food		3,281,822	1.4
Healthcare products and services		1,333,323	0.6
Holding companies – diversified		18,552	—
Home builders		692,079	0.3
Household products		14,735	—
Iron and steel		4,006,406	1.7
Leisure time		1,812,275	0.8
Lodging		7,462,977	3.2
Media		4,262,541	1.8
Metal fabrication and hardware		3,163,567	1.3
Mining		512,815	0.2
Miscellaneous manufacturing		9,273,000	3.9
Office and business equipment		15,801	—

(Continued)

JEFFERIES PARTNERS OPPORTUNITY FUND, LLC

Condensed Schedule of Investments

December 31, 2006

Description	Fair value	Percentage of members' equity
Oil and gas:		
Ascent energy 11.75% 5/1/15	$ 22,686,743	9.6%
Ascent energy 16% 2/1/10	7,811,922	3.3
Oil and gas – other	17,945,485	7.6
Packaging and containers	1,368,206	0.6
REITS	28,700	—
Retail	1,287,557	0.5
Semiconductors	155,000	0.1
Storage and warehousing	11,770	—
Telecommunications	3,195,957	1.4
Transportation	12,011,915	5.1
Total United States	108,193,606	46.0
Total corporate bonds	114,500,075	48.6
Common stock:		
Great Britain:		
Auto parts and equipment	64,624	—
Telecommunications	1,622,075	0.7
Total Great Britain	1,686,699	0.7
United States:		
Auto parts and equipment	200,260	0.1
Beverages	1,929,416	0.8
Building materials	5,717,640	2.4
Chemicals	1,283,400	0.5
Electrical components and equipment	2,346,080	1.0
Energy	4,706,963	2.0
Financial services – diversified	3,084,406	1.3
Healthcare products and services	363,354	0.2
Iron and steel	2,454,958	1.0
Oil and gas:		
Ascent energy	3,008	—
Oil & gas – other	3,682,301	1.6
Packaging and containers	379,138	0.2
Publishing	74,398	—
Retail	9,808	—
Telecommunications	7,988,120	3.4
Transportation	1,035,322	0.4
Total United States	35,258,572	15.0
Total common stock	36,945,271	15.7

(Continued)

JEFFERIES PARTNERS OPPORTUNITY FUND, LLC

Condensed Schedule of Investments

December 31, 2006

Description	Fair value	Percentage of members' equity
Preferred stock – United States:		
Lodging	$ 1,998	—%
Oil and gas:		
Ascent energy 8% series A units	6,852,280	2.9
Total preferred stock – United States	6,854,278	2.9
Warrants – United States:		
Healthcare products and services	39	—
Mining	1,750,000	0.7
Oil and gas:		
Ascent energy 8% series A preferred	444,411	0.2
Telecommunications	35	—
Transportation	50	—
Total warrants – United States	2,194,535	0.9
Other holdings – United States:		
Escrow position – Chemicals	819,326	0.3
Escrow position – Electronics	83,998	—
Escrow position – Machinery	780,714	0.3
Investment companies – Financial Services	1,017,209	0.4
Investment companies – Oil and gas	4,505,930	1.9
Trade claim – Financial services	604,890	0.3
Total other holdings – United States	7,812,067	3.3
Total securities owned	$ 168,306,226	71.5%
Securities sold, not yet purchased:		
Corporate bonds:		
Australia – Mining	$ 242,272	0.1%
Bermuda:		
Telecommunications	1,546,900	0.7
Transportation	117,705	—
Total Bermuda	1,664,605	0.7
Canada:		
Energy	580	—
Iron and steel	566,737	0.2
Oil and gas	38,400	—
Total Canada	605,717	0.3
France – Oil and gas	155,775	0.1
Marshall Island – Transportation	414,090	0.2
Sweden – Holding companies – diversified	172,022	0.1

(Continued)

JEFFERIES PARTNERS OPPORTUNITY FUND, LLC

Condensed Schedule of Investments

December 31, 2006

Description		Fair value	Percentage of members' equity
United States:			
Aerospace and defense	$	114,770	—%
Auto parts and equipment		3,560,226	1.5
Coal		2,627,229	1.1
Commercial services		541,728	0.2
Energy		11,520	—
Entertainment		4,096,575	1.7
Environmental control		175,001	0.1
Financial Services – diversified		23,692	—
Food		942,181	0.4
Healthcare services		1,992,370	0.8
Home builders		2,434,740	1.0
Household products and wares		908,677	0.2
Iron and steel		1,842,520	0.8
Leisure time		39,220	—
Lodging		2,830,834	1.2
Media		857,260	0.4
Metal fabrication and hardware		945,055	0.4
Mining		400,830	0.2
Miscellaneous manufacturing		434,360	0.2
Office and business equipment		32,860	—
Oil and gas		13,327,250	5.7
Packaging and containers		132,440	0.1
Pharmaceuticals		154,830	0.1
REITS		290,460	0.1
Retail		2,094,901	0.9
Semiconductors		161,587	0.1
Telecommunications		788,609	0.3
Total United States		41,761,725	17.7
Total corporate bonds		45,016,206	19.1
Common stock – United States:			
Oil and gas		27,700	—
Total common stock – United States		27,700	—
Total securities sold, not yet purchased	$	45,043,906	19.1%

See accompanying notes to statement of financial condition.

JEFFERIES PARTNERS OPPORTUNITY FUND, LLC

Notes to Statement of Financial Condition

December 31, 2006

(1) Summary of Significant Accounting Policies

Jefferies Partners Opportunity Fund, LLC (the Fund) is a Delaware limited liability company. The Fund commenced operations on January 19, 2000. The investment objective of the Fund is to generate returns for its members by making, holding, and disposing of a diverse portfolio of primarily below investment grade debt and equity investments. The Fund was established to offer members the opportunity to participate in the trading, investment, and brokerage activities of the High Yield Department of Jefferies & Company, Inc. (Jefferies). The Fund employs a trading and investment strategy substantially similar to that historically employed by Jefferies' High Yield Department. The Fund acquires, actively manages, and trades a diverse portfolio of primarily non-investment grade investments consisting of the following three asset groups: High Yield Debt, Special Situation Investments, and, to a lesser extent, Bank Loans. The Fund has appointed Jefferies to serve as manager to the Fund (the Manager). The Fund participates in the non-syndicate trading and investment activities of the High Yield Department on a pari passu basis with Jefferies. To permit such participation, the Fund has been registered as a broker dealer under the Securities Exchange Act of 1934 and with the National Association of Securities Dealers.

The Fund was due to terminate on January 18, 2007. The term of the Fund was extended, as permitted, until January 18, 2008, unless extended for up to two successive one-year terms by the vote of the Manager and a majority of the member interests. (See note 8)

The Fund claims an exemption from Rule 15c3-3 as of December 31, 2006, based on Section (k)(2)(ii). Securities transactions are cleared through an affiliated broker-dealer on a fully disclosed basis. The Fund does not execute any securities transactions with or on behalf of any customers.

The Fund prepares its financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

(a) Cash and Cash Equivalents

Cash equivalents consist of money market funds, which are part of the cash management activities of the Fund, and have original maturities of 90 days or less. At December 31, 2006, such cash equivalents amounted to $69,010,212.

(b) Fair Value of Financial Instruments

Substantially all of the Fund's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash and cash equivalents, securities borrowed, and certain receivables, are carried at fair value or contracted amounts which approximate fair value due to the short period to maturity. Similarly, liabilities, including certain payables, are carried at amounts approximating fair value.

Securities and other inventory positions owned and securities and other inventory positions sold, but not yet purchased (all of which are recorded on a trade-date basis) are valued at fair value. Fair value generally is determined based on listed prices or broker quotes. In certain instances, such price quotations may be deemed unreliable when the instruments are thinly traded and the listed price is not deemed to be readily realizable. In these instances the Fund determines fair value based on management's best estimate, giving appropriate consideration to reported prices, the extent of public trading in similar securities and the discount from the listed price associated with the cost at the date

of acquisition, among other factors. When listed prices or broker quotes are not available, the Fund determines fair value based on pricing models or other valuation techniques, including the use of implied pricing from similar instruments. The Fund typically uses pricing models to derive fair value based on the net present value of estimated future cash flows including adjustments, when appropriate, for liquidity, credit and/or other factors.

(c) ***Securities Transactions***

The Fund records its securities transactions on a trade-date basis. Securities owned and securities sold, not yet purchased, are valued at fair value.

(d) ***Contributions***

Capital contributions were recorded net of the Fund's closing costs and placement fees. Each member is charged a one-time placement fee of 1% of gross contributions.

(e) ***Federal and State Income Taxes***

Under current federal and applicable state limited liability company laws and regulations, limited liability companies are treated as partnerships for tax reporting purposes and, accordingly, are not subject to income taxes. Therefore, no provision for income taxes has been made in the Fund's financial statements. For tax purposes, income or losses are included in the tax returns of the members.

(f) ***Allocation of Income and Expense***

Income and expense are allocated 100% to the members based on the pro rata share of their capital contributed to the Fund, until the total allocation equals the aggregate members' preferred return of 8% of contributed capital. All remaining income and expense are allocated 80% to the members and 20% to the Class B Member.

(g) ***Redemption Payable***

In May 2003, The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity* (SFAS 150). Under the provisions of SFAS 150, a request for redemption of shares by an investor is considered a mandatorily redeemable financial instrument and shall be classified as a liability. Accordingly, requests for redemptions are classified as redemptions payable on the Statement of Financial Condition.

(h) ***Use of Estimates***

The preparation of financial statements in conformity with U.S. GAAP requires the Fund Manager to make a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements. Actual results could differ from those estimates.

(Continued)

(i) *New Accounting Pronouncement*

In September 2006, the Financial Accounting Standards Board released Statement of Financial Accounting Standards No. 157 *Fair Value Measurements* (FAS 157). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007. Management is in the process of assessing the impact of this standard on the Statement of Financial Condition.

(2) Receivable from, and Payable to, Affiliated Brokers and Dealers

The following is a summary of the major categories of receivable from, and payable to, affiliated brokers and dealers as of December 31, 2006:

Receivable from affiliated brokers and dealers:		
Securities failed to deliver	$	31,833,765
Other		2,008,394
	$	33,842,159
Payable to affiliated brokers and dealers:		
Securities failed to receive	$	19,568,881
Other		1,516,419
	$	21,085,300

(3) Securities Owned and Securities Sold, Not Yet Purchased

The following is a summary of the fair value of major categories of Securities owned and Securities sold, not yet purchased, as of December 31, 2006:

		Securities owned	Securities sold, not yet purchased
Corporate debt securities	$	114,500,075	45,016,206
Corporate equity securities		43,799,549	27,700
Other		10,006,602	—
	$	168,306,226	45,043,906

(4) Revolving Credit Facility

In June 2006, the Fund renewed a revolving credit facility agreement with an unaffiliated third party to be used in connection with the Fund's investing activities. At December 31, 2006, $133,300,000 was available under the terms of the revolving credit facility agreement. The revolving credit facility expires in June 2007, but provides for annual extensions. Advances under this facility bear interest at the lender's commercial paper rate plus 115 basis points. The Fund incurs a liquidity fee on the total amount available under the revolving credit facility. The Fund incurs a program fee on amounts borrowed under the

revolving credit facility. The Fund incurs a minimum program fee if program fees do not reach a certain threshold. During the year ended December 31, 2006, the Fund borrowed, and subsequently repaid, $11,025,642 under the revolving credit facility. At December 31, 2006, there were no outstanding balances under the revolving credit facility.

The Fund incurred costs in securing the revolving credit facility. These costs have been capitalized and are being amortized over seven years. Net unamortized costs of $9,481 are included in Other assets.

(5) Related Party Transactions

Included in members' equity is an investment in the Fund by Jefferies of $28,130,541. Additionally, Jefferies, as the Class B Member, contributed $1,000 of capital for the right to receive a distribution of 20% of the Fund's distributions in excess of an 8% preferred return paid to the members. During the year ended December 31, 2006, the Fund distributed, in cash, undistributed net income of $49,147,564 to the members, of which $6,949,821 was distributed to the Class B Member in accordance with its carried interest.

Receivable from and payable to affiliated brokers and dealers are for amounts due from and due to Jefferies related to trade execution and settlement. (See note 2)

During the year ended December 31, 2006, Jefferies Execution Services, Inc. was the sole counterparty to all of the Fund's stock borrow transactions.

Payable to Jefferies & Company, Inc. of $351,547 is for amounts due for direct trading expenses, general and administrative expenses, and management fees. The Fund reimburses Jefferies for general and administrative expenses based on the Fund's pro rata portion of actual charges incurred.

Jefferies, in its capacity as Manager, receives a management fee equal to 1% per annum of the sum of 100% of the average balance of securities owned and 98% of the average balance of securities sold, not yet purchased. Accrued management fees of $171,919 are included in Payable to Jefferies & Company, Inc.

(6) Financial Instruments

(a) Off-Balance Sheet Risk

The Fund has contractual commitments arising in the ordinary course of business for securities sold, not yet purchased. These financial instruments contain varying degrees of off-balance sheet risk whereby the fair values of the securities underlying the financial instruments may be in excess of, or less than, the contract amount. The settlement of these transactions is not expected to have a material effect upon the Fund's Statement of Financial Condition.

(b) Credit Risk

In the normal course of business, the Fund is involved in the execution, settlement, and financing of various principal securities transactions. Securities transactions are subject to the risk of counterparty nonperformance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the fair value of the security through settlement date.

(Continued)

The Fund seeks to control the risk associated with these transactions by establishing and monitoring collateral and transaction levels daily.

(c) Concentration of Credit Risk

The Fund's activities are executed exclusively with Jefferies. Concentrations of credit risk can be affected by changes in economic, industry, or geographical factors. The Fund seeks to control its credit risk and the potential risk concentration through a variety of reporting and control procedures including those described in the preceding discussion of credit risk.

(7) Net Capital Requirement

The Fund is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Fund has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Fund maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

At December 31, 2006, the Fund had net capital of $114,833,454, which was $114,583,454 in excess of required net capital.

(8) Subsequent Events

Effective January 1, 2007, a member assigned its interest to Jefferies, increasing the total Jefferies investment to $29,130,541.

On January 15, 2007, the Manager and a majority of the member interests elected to extend the Fund's term until January 18, 2008. The Fund will be in effect until January 18, 2008, unless extended for up to two successive one-year terms by the vote of the Manager and a majority of the member interests.

On February 15, 2007, the Fund distributed, in cash, undistributed net income of $55,473,219 to the members, of which $8,214,951 was distributed to the Class B Member in accordance with its carried interest.